Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management.  We recommend that you read this in conjunction with our consolidated financial statements for the three months ended March 31, 2009 and the year ended December 31, 2008, the related notes to those financial statements, and our management’s discussion and analysis for the year ended December 31, 2008.  References in this discussion to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” are to British pounds sterling. References to our “2008 annual report” are to Thomson Reuters Corporation’s annual information form and annual report on Form 40-F for the year ended December 31, 2008 (which information was also included in Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2008). Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation, Thomson Reuters PLC and their respective subsidiaries which operate as a unified group under a dual listed company (DLC) structure. References to “Reuters” are to Reuters Group PLC, which we acquired on April 17, 2008. In order to provide comparable information to our 2009 results, we have included 2008 pro forma financial information in the section entitled “Results of Operations”. This management's discussion and analysis also contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Some of these factors include those identified in the section entitled “Cautionary Note Concerning Factors That May Affect Future Results”. This management’s discussion and analysis is dated as of May 6, 2009.

OVERVIEW

Our Business and Strategy

Who we are and what we do – We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with a competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through more than 50,000 people across 93 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world’s most trusted news organization.

April 17, 2009 marked the one-year anniversary of our acquisition of Reuters for approximately $17 billion. As a result of this transaction, we are a much larger and more global company.

How we make money – We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets.  Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure — We are organized in two divisions:

•	Markets, which consists of our financial and media businesses; and

•	Professional, which consists of our legal, tax and accounting, and healthcare and science businesses.

In the first quarter of 2009, we reorganized certain parts of our Professional division to reflect the global nature of our business, focus on key growth opportunities and increase efficiency.

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We created an intellectual property (IP) business, which became part of the Legal segment, by combining all of our Professional division-wide assets and capabilities related to patents, trademarks and standards.

•	We created a new strategic business unit, Healthcare & Science, which manages the previously separate Healthcare and Scientific segments.

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We reorganized the Legal and Tax & Accounting businesses on a global basis to facilitate the creation of more international solutions for our customers and to follow the expansion of our customers around the world.

We have restated our first quarter 2008 segment results to be comparable to our 2009 presentation.

We also report a Corporate and Other category that principally includes corporate expenses, certain share-based compensation costs, fair value adjustments associated with foreign currency embedded derivatives of customer contracts and integration program costs. In 2008, this category also included transaction costs associated with the Reuters acquisition.

Our business environment – We are a global business and many of our customers have operations around the world. This is an important element of our growth strategy. We operate in 93 countries and, accordingly, we need to ensure our offerings reflect the global economy, our brand has international appeal, and our global footprint allows us to capitalize on new opportunities such as the growth of professional workers in emerging economies and the expansion of our existing customers into new geographic areas.

As a global organization, we are affected by economic and market dynamics, governmental regulations and business conditions of each market and country in which we operate. Despite the continuing decline in the global economy and deep disruption in the financial markets, our revenues continued to grow organically in the first quarter of 2009, albeit at a slower rate than 2008. We believe our ability to grow in this challenging market environment demonstrated the strength of our business model, the choice of markets in which we operate and our focus on executing our strategic priorities during our first year as Thomson Reuters. Given the subscription nature of our business and the visibility that affords us, we recently reaffirmed our full-year 2009 outlook, which is discussed in the “Outlook” section of this management’s discussion and analysis.

As expected, our Markets division experienced difficult conditions in the first quarter of 2009 as our customers continued to be negatively impacted by the global recession and severe disruptions in the financial markets. The difficulties experienced by our sell-side customers are now flowing through to the buy-side, as global assets under management declined over 40% in 2008 and firms restructure their organizations. While the Markets division’s recurring revenues increased 2% in the first quarter of 2009, traditionally volatile transactional revenues declined 12%. The impact of these challenging conditions on the division was mitigated by its geographic, markets and product diversity. Revenues from Asia and from Europe, the Middle East and Africa (EMEA) increased 3% and 5%, respectively, while revenues from the Americas declined 4%. Results for the Enterprise and Investment & Advisory segments reflected organic revenue growth driven by demand for data feeds and our Corporate and Wealth Management services, respectively. In the Sales & Trading segment, a decrease in Foreign Exchange revenues resulting from lower transactions and decline in desktop subscriptions were partially offset as Commodities & Energy and Tradeweb continued to perform well. Net new sales (gross sales minus cancellations) for the division decreased in the quarter. In this environment, we continue to work closely with our customers to help them create transparency, automate processes and manage risk.

As we have mentioned in the past, our Professional division businesses have historically been more resilient to economic cycles, though we are not immune to the overall economic environment.  Our balanced portfolio and leading franchise positions enabled us to continue to grow revenues in these conditions. The division’s online, software and services offerings, which comprised 80% of its ongoing revenues, increased 4% in the first quarter of 2009 but was offset by the performance of its print-based offerings, for which the revenues were consistent with that of the prior year period. The legal market experienced a decline in activity and law firm billings are expected to be lower in 2009.  While our Legal business had increased revenues in its core Westlaw, client development and international offerings, it experienced slower growth due to a decline in revenues from ancillary and other services. Revenues from our Tax & Accounting and Healthcare & Science businesses continued to increase as these markets continue to grow and demand our offerings. In this environment, we are continuing to invest in and grow our core businesses to gain additional customers while also tightly managing costs to drive profitability.

In the first quarter of 2009, the U.S. dollar strengthened against other major currencies, such as the British pound and Euro, compared to the first quarter of 2008.  This strengthening negatively impacted the amount of revenues we reported in U.S. dollars, but had a positive effect on operating profit margins.

Our 2009 priorities – Our priorities for 2009 are to:

•	Integrate Thomson and Reuters businesses to drive long-term growth and capture synergies;

•	Capitalize on a global brand and presence to drive international growth; and

•	Achieve scale economics and make the whole of Thomson Reuters greater than the sum of its parts.

Our corporate structure – We operate under a DLC structure and have two parent companies, each of which is publicly listed:

•	Thomson Reuters Corporation, an Ontario, Canada corporation; and

•	Thomson Reuters PLC, a public limited company registered in England and Wales.

We operate as a unified group pursuant to contractual arrangements as well as provisions in our organizational documents. Under our DLC structure, one Thomson Reuters PLC ordinary share currently has equivalent rights to distributions of income and capital and voting rights as one Thomson Reuters Corporation common share.

Our controlling shareholder is The Woodbridge Company Limited. As of the date of this management’s discussion and analysis, The Woodbridge Company Limited and other companies affiliated with it (Woodbridge) had a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. See the section entitled “Related Party Transactions” for additional information about our recent transactions with Woodbridge.

Our financial statements — Our primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. These statements account for Thomson Reuters PLC as a subsidiary and have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). In June 2009, we plan to convert to International Financial Reporting Standards. See the section entitled “Recently Issued Accounting Standards” for more information.

Results for Reuters are included in our consolidated financial statements beginning April 17, 2008. For informational purposes, we have also included Thomson Reuters results for 2008 on a pro forma basis in this management’s discussion and analysis, which present the hypothetical performance of our business as if Thomson had acquired Reuters on January 1, 2007. See the sections of this management’s discussion and analysis entitled “Acquisition of Reuters“ and “Results of Operations” for more information.

Seasonality

Prior to the acquisition of Reuters, our revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Our operating margins historically increased as the year progressed.  For these reasons, performance was not comparable quarter to consecutive quarter and was best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, the seasonality of our revenues and operating profits is now less pronounced.

Acquisition of Reuters

On April 17, 2008, we acquired Reuters for approximately $17 billion. We combined the operations of Reuters with the former Thomson Financial segment to create a global leader in electronic information services, trading systems and news.

The components of the purchase consideration were as follows:

(millions of U.S. dollars)
Cash (paid on May 1, 2008)	8,450
Thomson Reuters PLC ordinary shares (194,107,278 issued on April 17, 2008)	8,226
Reuters Group PLC options	195
Transaction costs	138
Total purchase consideration	17,009

In allocating the purchase price, we recorded approximately $13.4 billion of goodwill, approximately $6.6 billion of identifiable intangible assets, $532 million of computer software relating to acquired developed technology, and approximately $3.5 billion of net tangible liabilities.

For additional details on the acquisition of Reuters, see note 3 to our financial statements for the year ended December 31, 2008.

Integration Program

In 2009, we are focused on the second phase of the acquisition integration, which includes:

•	Retiring legacy products and systems;

•	Consolidating data centers;

•	Rolling out new strategic products; and

•	Capturing revenue synergies.

These efforts are expected to simplify our operations, generate costs savings and support long-term revenue growth.

The table below summarizes the run-rate savings we have achieved and the savings targets (including legacy efficiency programs) we expect to achieve by the end of 2009 and by program completion in 2011.  We also include the actual and projected costs to achieve these savings.

(millions of U.S. dollars)
	Three months ended March 31,		Year ended December 31,
	2008 Actual	2009 Actual	2008 Actual	2009 Target	Total Program Target (by 2011)
Run-Rate Savings	300	850	750	975	1,420
Costs	13	88	362*	500	1,175*

* 2008 and 2011 program costs exclude $200 million of capitalized costs and transaction-related expenses.

Our year end 2009 and total program run-rate savings targets remain unchanged from our previous guidance.

Costs associated with these efforts primarily include severance and consulting expenses as well as costs associated with certain technology initiatives and branding. Because these are corporate initiatives, integration program expenses are reported within the Corporate and Other segment.

Use of Non-GAAP and Pro Forma Financial Measures

In addition to our results reported in accordance with Canadian GAAP, we use certain non-GAAP financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight into our performance.

As the Reuters acquisition closed on April 17, 2008, our 2009 results include the impact of the acquisition for the entire period, whereas 2008 only includes results from the closing date.  Due to the significant impact of the Reuters acquisition on our results, we also include 2008 results on a pro forma basis to reflect the acquisition from the beginning of the period. This provides a more meaningful comparison of our performance in 2009 to 2008.  Pro forma results do not reflect the actual results of our business.

The following is a description of our non-GAAP financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow.

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Revenues and operating profit from ongoing businesses.  We believe our revenues and operating profit are best measured based on our ability to grow our ongoing businesses over the long term. Accordingly, we evaluate our revenue and operating profit excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.

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Underlying operating profit and underlying operating profit margin.  We adjust our operating profit to exclude amortization of acquired intangible assets, fair value adjustments, integration program costs and the results of disposals.  We refer to this measure as underlying operating profit. Our underlying operating profit margin is underlying operating profit expressed as a percentage of revenues from ongoing businesses. We use these measures to assist in comparisons from one period to another as they provide a useful basis to evaluate operating profitability and performance trends by removing the impact of items which distort the performance of our operations.  See the reconciliation of underlying operating profit to the most directly comparable Canadian GAAP measure in the “Results of Operations” section of this management’s discussion and analysis.

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Adjusted earnings and adjusted earnings per share from continuing operations. We measure our earnings attributable to common and ordinary shares and per share before the pre-tax impacts of amortization of acquired intangible assets.  We further adjust these measures for the post-tax impacts of fair value adjustments, the results of disposals, non-recurring items, and discontinued operations. We refer to these amounts as adjusted earnings from continuing operations and adjusted earnings per share from continuing operations. We use these measures to assist in comparisons from one period to another.  Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per share to reflect a normalized effective tax rate.  Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income. Because the seasonality of certain of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid.

See the reconciliation of adjusted earnings from continuing operations to the most directly comparable Canadian GAAP measure in the “Results of Operations” section of this management’s discussion and analysis.

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Net debt.  We define our net debt as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

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Free cash flow.  We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common and ordinary dividends and fund share repurchases and new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

Non-GAAP measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to measures of financial performance calculated in accordance with Canadian GAAP.

RESULTS OF OPERATIONS

Basis of Presentation

We discuss our results from continuing operations as presented in our consolidated statement of earnings.  Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from businesses classified as discontinued operations.  In order to compare the performance of our ongoing businesses, the effects of businesses that could not be classified as discontinued operations have been removed.  Therefore, our results from ongoing businesses exclude discontinued operations and other businesses sold or held for sale.  In analyzing our revenues, we measure the performance of existing businesses, the impact of acquired businesses and of foreign currency.

Consolidated Results – 2009 Canadian GAAP Basis Compared to 2008 Pro Forma Basis

The following table summarizes selected financial information:

(unaudited)	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2009	2008 (1)

Revenues	3,124	3,254
Operating profit	374	452
Revenues from ongoing businesses	3,121	3,228
Underlying operating profit	588	576
Underlying operating profit margin	18.8%	17.8%
Adjusted earnings from continuing operations	332	366
Adjusted earnings per share from continuing operations	$0.40	$0.44
(1)	Represents pro forma results.

We compare our first quarter 2009 results of operations to 2008 pro forma financial information because the period-to-period comparison of our Canadian GAAP results did not allow for a sufficient understanding of the underlying trends of our business due to the timing of the closing of the Reuters acquisition and certain special items.  Because our 2008 pro forma results include the effects of the Reuters acquisition from the beginning of the period, we believe they provide a more meaningful basis of comparison against our 2009 performance. Our 2008 pro forma information:

•	was not audited;

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was prepared on a basis as though the acquisition closed on January 1, 2007 and is for informational purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent our actual results;

•	contained adjustments based on information current as of our management’s discussion and analysis for the year ended December 31, 2008; and

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was not adjusted to reflect any matters not directly attributable to the acquisition.  No adjustment, therefore, was made to periods prior to the closing date (April 17, 2008) for actions which have or may be taken upon completion of the acquisition, such as any of our integration plans.  See Appendix A of this management’s discussion and analysis for further discussion and the calculation of the pro forma results.

Revenues.  The following table provides information about our revenues from ongoing businesses:

	Three months ended March 31,		Percentage change due to:
(millions of U.S. dollars)	2009	2008 (1)	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	3,121	3,228	2%	1%	(6%)	(3%)
(1)	Represents pro forma results.

Revenues from ongoing businesses decreased 3%.  Excluding the effects of foreign currency, these revenues increased 3% reflecting the following:

•	The breadth of our offerings and diverse customer base;

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Higher growth rate businesses such as Enterprise in Markets, FindLaw in Legal, payer decision support in Healthcare & Science, and core products in Tax & Accounting more than offsetting decreases from other businesses that have been more sensitive to the economic cycle; and

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Revenues from acquired businesses included our December 31, 2008 acquisition of Paisley, a provider of governance, risk and compliance solutions in our Tax & Accounting segment and other tactical acquisitions.

Operating profit.  The following table provides information about our operating profit, including a reconciliation to underlying operating profit:

	Three months ended March 31,
(millions of U.S. dollars)	2009	2008 (1)
Operating profit	374	452
Adjustments:
Amortization	119	129
Disposals	6	2
Fair value adjustments	1	(20)
Integration program costs	88	13
Underlying operating profit	588	576
Underlying operating profit margin	18.8%	17.8%
(1)	Represents pro forma results.

Operating profit decreased $78 million, or 17%, compared to the prior year period primarily due to increased integration program costs. Underlying operating profit increased $12 million, or 2%, and the corresponding margin increased 100 basis points to 18.8% primarily due to benefits from foreign currency as well as the impact of integration-related savings and cost control efforts across our businesses.

Adjusted earnings and adjusted earnings per share from continuing operations. The table below presents our adjusted earnings calculation for the three months ended March 31, 2009 compared to our pro forma adjusted earnings for the comparable 2008 period.

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2009	2008
Earnings attributable to common and ordinary shares	227
Adjustments:
Disposals	6
Fair value adjustments	1
Net other expense	1
Tax on above	(5)
Interim period effective tax rate normalization	(13)
Amortization	119
Discontinued operations	(4)
Adjusted earnings from continuing operations	332	366 (1)
Adjusted earnings per share from continuing operations	$0.40	$ 0.44 (1)

(1) Represents pro forma results. In 2008, we calculated our pro forma adjusted earnings by deducting from pro forma underlying operating profit certain normally recurring items appearing below operating profit on the statement of earnings.  Additionally, we deducted costs associated with our integration program. The calculation of pro forma adjusted earnings and adjusted earnings per share for the three months ended March 31, 2008 is included in Appendix A of this management’s discussion and analysis.

Our adjusted earnings and adjusted earnings per share from continuing operations decreased compared to the prior year period as the impact of higher underlying operating profit was more than offset by higher integration-related costs, which lowered the per share amount $0.07 compared to the prior year period.

Consolidated Results – Canadian GAAP Basis

The following table summarizes selected financial results:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2009	2008
Revenues	3,124	1,834
Operating profit	374	216
Earnings from continuing operations	224	193
Net earnings	228	194
Diluted earnings per share from continuing operations	$0.27	$0.30
Diluted earnings per share	$0.27	$0.30

Revenues.  Revenues increased 70% compared to the prior year period, primarily due to the acquisition of Reuters.  Revenue increases were also attributable to increases from existing businesses in our Professional division, particularly in Healthcare & Science.  Contributions from other acquired businesses included our December 31, 2008 acquisition of Paisley, which is part of our Tax & Accounting segment.

Operating profit.  Operating profit increased 73% due to the increase in revenues.  The effects of higher revenues on operating profit were partly offset by integration program costs and increased depreciation and amortization.

Depreciation and amortization.  Depreciation expense increased $132 million, or 109%, compared to the prior year period primarily due to the acquisition of Reuters, as well as from capital expenditures by our existing businesses.  Amortization expense increased $57 million, or 92%, compared to the prior year period due to the amortization of the acquired Reuters assets. Relative to our existing businesses, amortization decreased slightly as increases from newly-acquired assets were offset by decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Net other expense. For the three months ended March 31, 2009, net other expense of $1 million reflected $14 million of net losses on freestanding derivatives and ineffectiveness on certain hedging derivative instruments. These losses were partly offset by $11 million of net gains from changes in foreign currency exchange rates on certain intercompany funding arrangements. Accounting rules require that foreign currency gains and losses on intercompany arrangements are recognized in earnings when such arrangements are settled, or when they are not considered permanent in nature. We also realized $2 million in equity in earnings of unconsolidated affiliates.

For the three months ended March 31, 2008, net other expense of $26 million was comprised of losses on the fair value of British pound sterling call options acquired in the third quarter of 2007 as part of our hedging program to mitigate exposure to changes in the $/£ exchange rate on the cash consideration to be paid for Reuters. See the section entitled “Hedging Program for Reuters Consideration” for further discussion.

Net interest expense / income and other financing costs.  For the three months ended March 31, 2009, interest expense and other financing costs of $96 million reflected higher borrowings related to the financing of the Reuters acquisition. For the three months ended March 31, 2008, net interest income and other financing costs of $39 million reflected $110 million of interest income from the investment of the proceeds from the sale of our former Learning higher education, careers and library reference businesses in money market funds, prior to using these funds towards the cash portion of the Reuters acquisition consideration.

Income taxes.  Income taxes for the three months ended March 31, 2009 and 2008 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. The seasonality in our businesses affects our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate. Our effective tax rate in interim periods is not indicative of our estimated effective tax rate for the full year.

Tradeweb ownership interests, net of tax.  In January 2008, we formed a partnership with a consortium of nine global securities dealers to further expand Tradeweb, our electronic trading and trade processing unit within the Markets division. See note 21 to our financial statements for the year ended December 31, 2008 and note 15 to our financial statements for the three months ended March 31, 2009 for additional information.

For the three months ended March 31, 2009 and 2008, Tradeweb ownership interests, net of tax, were losses of $4 million and $2 million, respectively, representing the net of the minority interest and our portion of earnings from our equity investment.

Discontinued operations. Results for discontinued operations primarily reflected operations of PLM, a provider of drug and therapeutic information in Latin America.

Earnings attributable to shares and earnings per share. Earnings attributable to common and ordinary shares were $227 million in the three months ended March 31, 2009 compared to earnings of $192 million in the prior year period.  Diluted earnings per share were $0.27 in the three months ended March 31, 2009 compared to $0.30 in the prior year period. Reported earnings increased as a result of increased operating profit and decreased net other expense partly offset by increased interest expense. Basic and diluted earnings per share in the three months ended March 31, 2009 also reflected an increase in our number of shares outstanding, as we issued approximately 194 million shares as part of the Reuters acquisition consideration on April 17, 2008.

Segment Results

A discussion of the operating results of each segment follows. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before the amortization of identifiable intangible assets and asset impairments. We use this measure for our segments because we do not consider amortization and asset impairments to be controllable operating costs for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

Results for our Professional division were not impacted by the Reuters acquisition. Therefore, pro forma 2008 financial information is only provided for the results of our Markets division.

We have restated our 2008 segment results to be comparable to our 2009 presentation as described within the “Professional division” results of operations discussion below. We have also reclassified certain revenue streams within our Markets segment from our Media business unit to our Sales & Trading business unit as described within the “Markets division” results of operations discussion below.

Markets division

2009 Canadian GAAP Basis Compared to 2008 Pro Forma Basis Results

The following table provides information about revenues and segment operating profit calculated in accordance with Canadian GAAP for 2009 results and on a pro forma basis for 2008 results:

(millions of U.S. dollars)	Three months ended March 31,		Percentage change due to:
	2009	2008 (1)	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues
Sales & Trading (2)	890	981	(2%)	--	(7%)	(9%)
Investment & Advisory	571	596	1%	--	(5%)	(4%)
Enterprise	304	300	9%	--	(8%)	1%
Media (2)	89	108	(8%)	--	(10%)	(18%)
Markets division total	1,854	1,985	--	--	(7%)	(7%)

Segment operating profit	337	338				--
Segment operating profit margin	18.2%	17.0%
(1)	Represents pro forma results.
(2)
Results for 2008 have been restated to reflect the 2009 presentation.  Effective January 1, 2009, a business previously reported within Media was transferred to Sales & Trading to align these results with our current management structure.

Revenues decreased 7% primarily as a result of unfavorable changes in foreign currency exchange rates as the U.S. dollar strengthened against other global currencies.

Revenues from existing businesses, which exclude the effects of foreign currency, were comparable to the prior year period despite the difficult economic environment. Decreases in transaction revenues were offset by increased revenues from data feeds and advanced analytics.  Geographically, revenues increased in Asia and EMEA, offsetting decreased revenues in the Americas.  Net new sales (gross sales minus cancellations) were down in the first quarter of 2009 due to the continuing global economic recession and disruption in the financial markets, which have adversely affected some of our customer sectors.

An analysis of performance of our existing businesses by sub-segment follows:

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Sales & Trading revenues decreased 2% primarily due to lower Foreign Exchange transaction volumes and a decline in desktop subscriptions. These decreases were partly offset by increased revenues from Commodities & Energy and Tradeweb.  Commodities & Energy benefited from demand for our information and transaction capabilities, while Tradeweb benefited from higher trading volumes.

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Investment & Advisory revenues increased 1% driven by increases across all our businesses except Investment Banking. Investment Management revenue increases were driven by demand for advanced analytics product offerings. Wealth Management benefited from strong growth in Asia and demand for back office transaction processing solutions. Corporate Services revenues increased due to geographic expansion of investor relations and business intelligence services. As anticipated, revenues from Investment Banking decreased as the current recession has impacted its customer base.

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Enterprise revenues increased 9% reflecting continuing strong demand for real-time, pricing and reference data as customers seek ways to automate back office processes and trade execution as well as improve pricing transparency and meet regulatory requirements.  Omgeo, our trade processing joint venture, had lower transaction revenues in the quarter.

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Media revenues decreased 8% primarily due to decreases from our consumer and professional publishing businesses associated with lower advertising revenues. Revenues from our agency business decreased modestly due to lower demand for our news and information service offerings.

Segment operating profit was comparable to the prior year as savings from integration programs and cost control efforts were offset by the impact of lower revenues. Segment operating profit margin increased primarily due to benefits from foreign currency as well as savings from integration programs and cost control efforts.

Canadian GAAP Results

The following table provides information about revenues and segment operating profit on a Canadian GAAP basis:
(millions of U.S. dollars)	Three months ended March 31,
	2009	2008
Revenues	1,854	565
Segment operating profit	337	110
Segment operating profit margin	18.2%	19.5%

Revenues and segment operating profit increased primarily due to the acquisition of Reuters.  The increase in segment operating profit also reflected the realization of benefits from our integration program. Segment operating profit margin decreased due to a less profitable product mix.

Professional division

In the first quarter of 2009, we reorganized the Professional division into three segments: Legal, Tax & Accounting and Healthcare & Science. The Tax & Accounting segment now includes certain international businesses previously reported in the Legal segment.  An intellectual property business that combines Professional division-wide capabilities related to patents, trademarks and standards is now managed within the Legal segment. The Healthcare & Science segment manages the Healthcare businesses as well as the operations of the former Scientific segment which serve the pharmaceutical, academic and government markets.  Segment information for 2008 was restated to reflect this organizational structure.

The following table summarizes revenues for the three months ended March 31, 2009 and 2008:

(millions of U.S. dollars)	Three months ended March 31,		Percentage change due to:
	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	1,268	1,247	3%	2%	(3%	)	2%
Revenues from disposals	3	26	n/m	n/m	n/m		n/m
Revenues	1,271	1,273	n/m	n/m	n/m		--
n/m = not meaningful.

The following table summarizes operating profit for the three months ended March 31, 2009 and 2008:

(millions of U.S. dollars)	Three months ended March 31,
	2009	2008	% Change
Operating profit from ongoing businesses	307	301	2%
Operating profit from disposals	(6)	(2)	n/m
Operating profit	301	299	1%

Operating profit margin for ongoing businesses	24.2%	24.1%
Operating profit margin	23.7%	23.5%
n/m = not meaningful.

For our Professional division, revenues and operating profit approximated that of the prior year period. These results include our Dialog business that was sold in July 2008 and our PDR (Physicians’ Desk Reference) business which we intend to sell. We report these businesses as disposals as they were not classified as discontinued operations.  The following discussion regarding our performance is related to our ongoing businesses.

Revenues from ongoing businesses increased 5% before the effects of foreign currency translation, comprised of 3% from existing businesses and 2% from acquired businesses. The increase in revenues from existing businesses was primarily from online solutions, software and services.  Print revenues were comparable to the prior year due to the favorable timing of shipments. Revenues from acquired businesses included contributions from our December 31, 2008 acquisition of Paisley and other tactical acquisitions.

Operating profit from ongoing businesses increased 2% and the related margin increased 10 basis points to 24.2% primarily due to benefits from foreign currency offset by the impact of lower initial margins from acquisitions and other one-time technology related costs.

Legal

(millions of U.S. dollars)	Three months ended March 31,		Percentage change due to:
	2009	2008	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	834	839	2%	1%	(4%)	(1%)
Segment operating profit	241	233				3%
Segment operating profit margin	28.9%	27.8%

Revenues increased 3% excluding the effects of foreign currency translation. Revenues from existing businesses reflected the following:

•
Online services revenues increased 3%, led by demand for Westlaw and other international online services.  Westlaw revenues benefited from expanded content and workflow tool offerings, which more than offset lower revenues from ancillary database usage as law firms tighten spending.

•
Software and services revenues were comparable to the prior year period. FindLaw revenues increased due to continued demand for client development solutions.  However, these increases were offset by lower demand for certain offerings more sensitive to the weaker economic environment, including trademark searches, enterprise management software, consulting services and legal education-related services; and

•
Print and CD revenues increased 1% due to favorable timing on product shipments, but returns and cancellations increased substantially.  For the full year, we anticipate print and CD revenues to be lower than the prior year primarily due to the weaker economic environment.

Segment operating profit benefited from the effects of efficiency initiatives, which have resulted in reduced headcount. Segment operating profit margin benefited from favorable foreign currency and the effects of efficiency initiatives.

Tax & Accounting

(millions of U.S. dollars)	Three months ended March 31,		Percentage change due to:
	2009	2008	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	239	221	4%	6%	(2%)	8%
Segment operating profit	37	40				(8%)
Segment operating profit margin	15.5%	18.1%

Revenues increased 10% excluding the effects of foreign currency translation.  Revenues from existing businesses increased as a result of the following:

•	Continued demand in the Research and Guidance sector for Checkpoint online;

•	Higher Professional Software and Services sales of Ultra Tax software and related software suites; and

•
Demand for Corporate Software and Services, principally income tax software and related services.  This was partially offset by unfavorable timing of revenues in our property tax services business, which is expected to reverse later in 2009.

Revenues from acquired businesses reflected our December 31, 2008 acquisition of Paisley, as well as other businesses acquired in 2008.

Segment operating profit and the related operating profit margin decreased, as expected, primarily due to lower initial margins of acquired businesses.

Healthcare & Science

(millions of U.S. dollars)	Three months ended March 31,		Percentage change due to:
	2009	2008	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	195	187	7%	--	(3%)	4%
Revenues from disposals	3	26	n/m	n/m	n/m	n/m
Revenues	198	213	n/m	n/m	n/m	(7%)

Operating profit from ongoing businesses	29	28				4%
Operating profit from disposals	(6)	(2)				n/m
Operating profit	23	26				(12%)

Operating profit margin for ongoing businesses	14.9%	15.0%
Operating profit margin	11.6%	12.2%
n/m = not meaningful.

Revenues from ongoing businesses increased 7% excluding the effects of foreign currency translation and reflected the following:

•	Continued strong demand from the payer market for our decision support solutions, for which revenues increased 20% compared to the prior year period; and

•	Increased subscription revenues for Web of Science and ISI Web of Knowledge.

Operating profit from ongoing businesses and the related operating profit margin were comparable to the prior year period as the favorable effects from increased revenue were offset by one-time technology costs.

Corporate and Other

2009 Canadian GAAP Basis Compared to 2008 Pro Forma Basis Results

The following table details our Corporate and Other expenses for 2009 on a Canadian GAAP basis and for 2008 on a pro forma basis:

(millions of U.S. dollars)	Three months ended March 31,
	2009	2008 (1)
Core corporate expenses	56	63
Integration program costs	88	13
Fair value adjustments	1	(20)
Total	145	56
(1)	Presented on a pro forma basis.

Corporate and Other expenses increased $89 million primarily due to higher integration program costs and the effects of fair value adjustments. Core corporate expenses decreased reflecting savings realized from our integration program. Comparability was impacted by higher benefits from fair value adjustments associated with foreign currency embedded derivatives in customer contracts in the prior year period. The first quarter of 2009 does not include a similar level of benefits as foreign exchange rate fluctuations were less significant in that period.

Canadian GAAP Results

The following table details our Corporate and Other expenses on a Canadian GAAP basis for the periods presented:

(millions of U.S. dollars)	Three months ended March 31,
	2009	2008
Core corporate expenses	56	50
Integration program costs	88	13
Reuters transaction costs	-	68
Fair value adjustments	1	-
Total	145	131

Corporate and Other expenses increased $14 million due to higher integration program costs and increased core corporate expenses from share based compensation. In the prior year period, Reuters transaction costs primarily consisted of consulting costs for integration planning and close date communications, as well as expenses associated with retention programs.

LIQUIDITY AND CAPITAL RESOURCES

We expect to continue to generate significant free cash flow in 2009 because of our strong business model and diversified customer base.  We also have access to a committed $2.5 billion syndicated credit facility until August 2012.  In March 2009, we issued C$750 million (approximately $610 million) of long-term debt securities reflecting our continued ability to access credit markets.  We believe that cash from our operations and available credit facilities will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and possible share repurchases.  We include more detail about our liquidity and capital resources below.

Financial Position

At March 31, 2009, our total assets were approximately $36 billion, consistent with that at December 31, 2008.  Higher cash balances from our cash flow from operations and March 2009 debt issuance were offset by the effects of depreciation, amortization and changes in foreign currency exchange rates.

The following table presents information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity as of the dates indicated:

	As at
(millions of U.S. dollars)	March 31, 2009	December 31, 2008
Short-term indebtedness	5	13
Current portion of long-term debt	664	672
Long-term debt	7,370	6,834
Total debt	8,039	7,519
Swaps	155	68
Total debt after swaps	8,194	7,587
Remove fair value adjustment of cash flow hedges	5	14
Less: cash and cash equivalents	(1,251)	(841)
Net debt	6,948	6,760
Total shareholders’ equity	19,604	20,126
Net debt/equity ratio	0.35:1	0.34:1

Total debt includes our March 2009 issuance of C$750 million principal amount of 6.00% notes due in March 2016. Upon completion of this offering, we entered into two cross-currency swap agreements which converted the notes to US$610 million at 6.915%. The net proceeds from this issuance will be used to repay 2009 note maturities in June, August and December. Prior to the maturity dates of these notes, we may invest the net proceeds in short-term investments.  At March 31, 2009, the net proceeds were invested in short-term bank deposits and reported in “cash and cash equivalents.”

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility. Under our revolving credit facility discussed below, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4.5:1.  We were in compliance with this covenant at March 31, 2009.

Effective April 17, 2008, Thomson Reuters Corporation and Thomson Reuters PLC each guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and other obligations as agreed. Thomson Reuters PLC also guarantees all contractual obligations of Reuters existing as of April 17, 2008 and, as a result, those obligations are covered by Thomson Reuters Corporation’s guarantee of Thomson Reuters PLC’s obligations.

In February 2008, we repaid $400 million principal amount of notes upon their maturity.

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. At March 31, 2009, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

The following table displays the changes in our shareholders’ equity:

(millions of U.S. dollars)
Balance as of December 31, 2008	20,126
Effect of accounting change (1)	13
Restated opening balance	20,139
Earnings attributable to common shares and ordinary shares for the three months ended March 31, 2009	227
Common and ordinary share issuances	37
Effect of stock compensation plans on paid in capital	(12)
Common and ordinary share dividends declared	(232)
Net unrealized losses on derivatives that qualify as cash flow hedges	(16)
Change in translation adjustment	(539)
Balance at March 31, 2009	19,604
(1)
Effective January 1, 2009, we adopted new guidance on valuing certain derivative instruments.  As a result, we recorded an increase to shareholders’ equity.  See the section entitled “Accounting Changes” for further discussion.

Ratings

Creditors of Thomson Reuters Corporation and Thomson Reuters PLC that are entitled to the benefit of cross guarantees between the two parent companies have been, to the extent possible, placed in the same position as if the obligation were owed by Thomson Reuters. In light of these guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other. Accordingly, both companies share the same credit rating.

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of March 31, 2009:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	-	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

There have been no changes in our credit ratings from Moody’s, Standard & Poor’s, DBRS Limited and Fitch in 2009. We are not aware of any changes being contemplated by these rating agencies.

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Treasury Locks

In November 2007, we entered into two treasury lock agreements with a total notional amount of $800 million in anticipation of the issuance of debt securities during 2008. The agreements were intended to offset changes in future cash flows attributable to fluctuations in interest rates and were designated as cash flow hedges. The fair value of the treasury lock agreements represented a loss of $51 million at March 31, 2008, which was recorded in accumulated other comprehensive income. Upon the issuance of debt securities in June 2008, we settled the agreements for a loss of approximately $5 million, which will be amortized to interest over the 10 year term of the related debt.

Hedging Program for Reuters Consideration

As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the $/£ exchange rate, we commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, we paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2.3 billion and various strike prices approximating $2.05/£1.00. We recorded a loss of $26 million in the three months ended March 31, 2008 as a result of expiration of certain of these options and changes in fair value. The fair value of the remaining options, which expired in April 2008, was not significant at March 31, 2008.

Throughout April 2008, we entered into multiple short-term forward foreign exchange contracts to mitigate exposures to changes in the $/£ exchange rate. We recognized a gain of $9 million in other (expense) income in our consolidated statement of earnings associated with these agreements in the second quarter of 2008.

Additionally, after we completed the sale of Thomson Learning in 2007, we invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. As of March 31, 2008, the balance in these funds, which were included in our consolidated balance sheet as cash and cash equivalents, totaled approximately £3 billion.  These funds were subsequently utilized to fund a portion of the cash consideration paid to former Reuters shareholders.

Share Repurchases

We have repurchased shares from time to time. In April 2008, we commenced a $500 million share repurchase program, under which approximately 16.5 million Thomson Reuters PLC ordinary shares were ultimately repurchased through the program completion in July 2008. We subsequently repurchased an additional 0.9 million Thomson Reuters PLC ordinary shares at a cost of $21 million during the third quarter of 2008. We did not repurchase any Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares in the three months ended March 31, 2009.  Additionally, we did not repurchase any Thomson Reuters Corporation common shares in the year ended December 31, 2008.

The following table summarizes recent repurchase activities, which all related to Thomson Reuters PLC ordinary shares:

Three months ended	Shares Repurchased	Average Price per Share
March 31, 2008	--	--
June 30, 2008	15,645,535	$30.59
September 30, 2008	1,737,350	$24.68
December 31, 2008	--	--
March 31, 2009	--	--

Shares that are repurchased are cancelled. We may repurchase shares from time to time as part of our capital management strategy. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. We may repurchase shares in open market transactions on the Toronto Stock Exchange, London Stock Exchange or the New York Stock Exchange. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with the applicable Canadian and English securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

See the section entitled “Subsequent Events” for additional information.

Dividend Reinvestment Plan (DRIP)

All eligible Thomson Reuters Corporation and Thomson Reuters PLC shareholders may elect to reinvest their dividends in additional common or ordinary shares, respectively. During 2008, Woodbridge reinvested the equivalent of 50% of the dividends it received during the first three quarters of 2008. Woodbridge’s reinvestment was in accordance with the terms of our DRIP.

Tradeweb Partnership

In January 2008, we formed a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, our electronic unit that is within the Markets division.  The partnership utilizes Tradeweb’s established market position in creating a global multi-asset class execution venue for clients. See note 21 to our financial statements for the year ended December 31, 2008 and note 15 to our financial statements for the three months ended March 31, 2009 for additional information.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving credit facility and our commercial paper program, as well as the issuance of public debt. At March 31, 2009, there were no borrowings outstanding on our $2.5 billion revolving credit facility, which is available to provide adequate liquidity for us to repay certain future debt maturity obligations should we decide to repay these amounts through borrowings.  We also had no commercial paper outstanding at March 31, 2009. Our principal uses of cash during the three months ended March 31, 2009 and 2008 were for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled “Share Repurchases,” we have in other periods also used some of our cash to repurchase outstanding shares in open market transactions.

Operating activities.  For the three months ended March 31, 2009, cash provided by operating activities was $251 million compared to $284 million for the prior year period. The decrease in cash provided was primarily a result of increases in working capital.  Comparison between periods was affected by the mix of businesses in each period.  The current year period included the acquired Reuters business, which traditionally uses cash in the first quarter of the year.  Reuters was not included in our cash flow in the prior year period as the acquisition was completed in the second quarter of 2008. Further, the current year reflected net interest payments, whereas the prior year included net interest income principally derived from funds held in anticipation of the Reuters acquisition.

Investing activities.  For the three months ended March 31, 2009, cash used by investing activities was $197 million compared to $149 million for the prior year period.  The increased use of cash was due to higher capital expenditures primarily related to the acquired Reuters operations.  Higher capital expenditures were incurred in our Markets division primarily for the development of common platforms for content and information delivery. Capital expenditures also increased in our Professional division as a result of continued development of our Westlaw platform.  The prior year period also reflected proceeds from, and investment related to, the formation of our Tradeweb partnership.

Financing activities. For the three months ended March 31, 2009, cash provided by financing activities was $365 million compared to $1.5 billion for the prior year period.  The decreased inflow reflected lower net proceeds from debt and short-term borrowings and an increase in dividend payments.  A comparison of this activity is as follows:

•
There were no borrowings under either our credit facility or commercial paper program in the current year period, whereas the prior year period included combined net inflows of approximately $2.0 billion associated with preparing for the Reuters acquisition;

•
Proceeds from debt in the current year period reflected our March 2009 issuance of C$750 million principal amount of 6.00% notes due in March 2016, whereas the prior year reflected a repayment of $400 million principal amount of notes; and

•	Cash dividend payments were higher in the first quarter of 2009 due to a greater number of outstanding shares as a result of the Reuters acquisition and Woodbridge’s participation in our DRIP in 2008.

The following table sets forth dividend activity related to our common and ordinary shares:

	Three months ended March 31,
(millions of U.S. dollars)	2009	2008
Dividends declared	232	173
Dividends reinvested	(4)	(47)
Dividends paid	228	126

Significant financing activities from each period are discussed under the section entitled “Financial Position.”

Free cash flow. The following table sets forth calculations of our free cash flow for the three months ended March 31, 2009 and 2008:

	Three months ended March 31,
(millions of U.S. dollars)	2009	2008
Net cash provided by operating activities	251	284
Capital expenditures, less proceeds from disposals	(193)	(108)
Other investing activities	(6)	(12)
Dividends paid on preference shares	(1)	(2)
Other investing activities of discontinued operations	-	(7)
Free cash flow	51	155

 Free cash flow for the three months ended March 31, 2009 was lower than that of the prior year period primarily reflecting the mix of businesses in each period.  Specifically:

•	The current year period included the legacy Reuters businesses that traditionally have negative free cash flow in the first quarter of the year; and

•
The current year reflected net interest payments, whereas the prior year included net interest income principally derived from funds held in anticipation of the Reuters acquisition.  Additionally, free cash flow in the current year period reflected increased spending on our integration program.

Credit facility.  We have a $2.5 billion unsecured revolving credit facility that currently expires in August 2012.  We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion.  As of March 31, 2009, we had no borrowings against this facility (March 31, 2008 - $1.7 billion).

We can utilize the facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at the London Interbank Offered Rate plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected.  Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs.  The agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described in the “Financial Position” subsection above.  We monitor the lenders that are party to our syndicated credit agreement.  We believe that they continue to be willing and able to lend under the agreement.

Debt shelf registration.  In December 2008, we filed a new shelf prospectus that allows us to issue up to $3 billion principal amount of debt securities from time to time through January 2011. To date, we have issued approximately $610 million principal amount of debt securities under this prospectus.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations. For a summary of our other off-balance sheet arrangements, commitments and contractual obligations, please see our management’s discussion and analysis for the year ended December 31, 2008. There were no material changes to these other arrangements, commitments and obligations during the three months ended March 31, 2009.

Contingencies

Lawsuits and Legal Claims

In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc.  In April 2008, this case was dismissed with prejudice.  The plaintiffs have appealed this dismissal.

In addition to the matter described above, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including the matter described above, is subject to future resolution, including the uncertainties of litigation.  Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Taxes

We are subject to taxation in numerous jurisdictions, and significant judgment is required in determining our tax liabilities. There are many transactions and calculations for which the ultimate tax determination is uncertain. We maintain contingent liabilities that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or otherwise considered to involve uncertainty (commonly referred to as uncertain tax positions). We regularly assess the adequacy of these liabilities. However, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.  In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the U.S. Internal Revenue Service notified us that it would challenge certain positions taken on our tax returns.  We do not believe that any material impact will result from this challenge.  Contingent tax liabilities are reversed to income in the period in which we assess that they are no longer required, when they are no longer required by statute, or when they are resolved through the normal tax dispute process. Our contingency reserves principally represent liabilities in respect of the years 2002 to 2008.  It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2009 and 2012.

Please also see our management’s discussion and analysis for the year ended December 31, 2008 for a summary of our tax contingencies. The section entitled “Risks arising from Financial Instruments” in note 16 to our consolidated financial statements for the year ended December 31, 2008 contains a discussion of the risks that we face with respect to financial instruments.

OUTLOOK

Based on the current environment in the markets we serve, we reaffirm our previous outlook that revenues are expected to grow in 2009 and underlying operating margin and free cash flow (adjusted for certain timing-related items) will be comparable to 2008, supported by revenue growth and the expected savings from integration programs.

Our outlook excludes the impact of changes in foreign currency exchange rates.

RELATED PARTY TRANSACTIONS

As of May 6, 2009, Woodbridge had a voting interest in Thomson Reuters of approximately 55%, based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our products and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2008, the total amount charged to Woodbridge for these services was approximately $330,000.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. These premiums were approximately $80,000 in 2008, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. We replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

Transactions with Investments in Affiliates and Joint Ventures

We enter into transactions with our investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services. For the three months ended March 31, 2009, these services were valued at approximately $2 million.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $1 million for the three months ended March 31, 2009.

Our Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake. For the three months ended March 31, 2009, we recognized revenues of $4 million related to these services.

In connection with the acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs related to 3XSQ Associates for the three months ended March 31, 2009 were approximately $9 million for rent, taxes and other expenses.

Other transactions

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2008, we paid Hewitt $11 million for its services. Steven A. Denning, one of our directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

In May 2009, we announced that we had received approval from the Toronto Stock Exchange (TSX) to renew our Normal Course Issuer Bid (NCIB) for Thomson Reuters Corporation common shares for an additional 12-month period. Under the bid, up to 15 million common shares may be repurchased in open market transactions on the TSX or the New York Stock Exchange between May 13, 2009 and May 12, 2010. As required by English law, we are seeking shareholder approval at our annual general meeting to be held on May 13, 2009 to renew our buyback authority for up to approximately 27.2 million Thomson Reuters PLC ordinary shares.

ACCOUNTING POLICIES

Changes in Accounting Policies

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, we adopted the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC-173), which provides further guidance on the determination of the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement.  EIC-173 requires that when determining the fair value of financial assets and financial liabilities, we should consider our own credit risk as well as the credit risk of the counterparty. This abstract is applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value.  As a result of this change in accounting policy, we recorded adjustments to the values of certain of derivative instruments as of January 1, 2009.  These adjustments increased accumulated other comprehensive income $11 million, increased opening retained earnings $2 million, decreased other non-current assets $6 million, and decreased other non-current liabilities $19 million.

Goodwill and Intangible Assets
Effective January 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces CICA 3062 and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard provides more specific guidance on the recognition of internally developed intangible assets.  The adoption of CICA 3064 did not have a significant impact on our financial statements.

Critical Accounting Policies

Please refer to the “Critical Accounting Policies” section of our management’s discussion and analysis for the year ended December 31, 2008 for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of our annual management’s discussion and analysis, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical.

Recently Issued Accounting Standards

Transition to IFRS from Canadian GAAP

In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) by 2011 to replace Canadian GAAP. The Canadian securities regulatory authorities have approved our application to early adopt IFRS in 2009, beginning with our results for the second quarter. We plan to adopt IFRS earlier than required because we can fulfill all of our public company reporting requirements using this single set of accounting standards.

This first quarter 2009 report has been prepared under Canadian GAAP and we have provided a voluntary reconciliation of earnings and equity from Canadian GAAP to IFRS for the respective periods presented. Prior to the issuance of our second quarter 2009 report, we expect to amend our first quarter 2009 report to present our interim financial statements and footnotes in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34).  In addition, the amended first quarter 2009 report will include restated 2008 annual and quarterly financial statement information to be consistent with our new IFRS basis, as well as reconciliations of equity and net earnings for the previously reported Canadian GAAP amounts.

IFRS 1, First-time Adoption of International Financial Reporting Standards, sets forth that the adoption of IFRS occurs in the first annual financial statements in which the entity adopts IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS.  IFRS 1 requires that comparative financial information be provided and that the same accounting policies be applied throughout all periods presented.  As the IFRS and interpretations by the International Financial Reporting Interpretations Committee (IFRIC) that will be applicable at December 31, 2009 are not known with certainty at this time, our 2008 and interim 2009 IFRS financial statements may be adjusted for the impacts of new standards that become effective for us prior to December 31, 2009.  At present, we do not expect that there will be any additional IFRS or IFRIC pronouncements issued that will have an effective date before December 31, 2009.

Our date of transition to IFRS will be January 1, 2008.  IFRS 1 provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

Please see Appendix B of this management’s discussion and analysis for additional information on our expected IFRS adoption.

ADDITIONAL INFORMATION

Depreciation by Segment

The following table details depreciation expense by segment for the three months ended March 31, 2009 and in the case of 2008 on both a Canadian GAAP and pro forma basis. Amounts have been restated to be on a comparable basis to our 2009 segment presentation:

	Three months ended March 31,
			Pro Forma Basis
(millions of U.S. dollars)	2009	2008	2008
Markets division	(161)	(41)	(155)
Professional division
Legal	(58)	(57)	(57)
Tax & Accounting	(15)	(10)	(10)
Healthcare & Science	(13)	(10)	(10)
Corporate and Other	(5)	(1)	(1)
Disposals	(1)	(2)	(2)
Total	(253)	(121)	(235)

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

As a result of our acquisition of Reuters on April 17, 2008, we expanded our internal controls over financial reporting to include consolidation of the Reuters results of operations, as well as acquisition accounting and disclosures.  Additionally, in 2008, as part of our integration program, we migrated certain legacy financial processing systems to company-wide software as well as transferred various workflows to shared service centers.  In connection with the software implementation and transfer of workflows from the legacy systems, we modified the design and documentation of our internal control processes and procedures.

As we execute our integration program across our organization through 2011, we anticipate that additional business information systems will be consolidated and related workflow processes will be migrated as legacy shared service center environments mature into a single global business services organization. There was no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of May 6, 2009, we had outstanding 647,393,892 common shares of Thomson Reuters Corporation, 181,229,241 ordinary shares of Thomson Reuters PLC, 6,000,000 Series II preference shares, 16,846,626 stock options and a total of 7,387,658 restricted share units and performance restricted share units.

A Reuters Founders Share has also been issued by each of Thomson Reuters Corporation and Thomson Reuters PLC which enables Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles. Thomson Reuters Corporation and Thomson Reuters PLC have also each issued a special voting share to a special voting trust so that shareholders of the two companies can ordinarily vote together as a single decision-making body. Thomson Reuters Corporation has issued an equalization share to Thomson Reuters PLC in connection with Thomson Reuters Corporation’s support obligations under the DLC structure.

Public Securities Filings and Regulatory Announcements

You may access other information about Thomson Reuters, including our 2008 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov. Information that we announce in the United Kingdom through RNS, a Regulatory Information Service (including this management’s discussion and analysis and our financial statements) is available on our website, www.thomsonreuters.com, as well as in our filings and submissions with the Canadian securities regulatory authorities and the SEC.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This management’s discussion and analysis, in particular the sections entitled “Outlook” and "Integration Program", include forward-looking statements that are based on certain assumptions and reflect our current expectations. Forward-looking statements are those that are not historical facts and also include our expectations about future prospects. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2008 annual report.  Additional factors are discussed in our materials filed with the securities regulatory authorities from time to time. All information that is not historical in nature disclosed in this management’s discussion and analysis is deemed to be a forward-looking statement. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation.

APPENDIX A

CALCULATION OF UNAUDITED PRO FORMA INFORMATION

Our pro forma information:

•	was not audited;

•
was prepared on a basis as though the Reuters acquisition closed on January 1, 2007 and is for informational purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent our actual results;

•	contained adjustments based on information current as of our management’s discussion and analysis for the year ended December 31, 2008; and

•
was not adjusted to reflect any matters not directly attributable to the acquisition. No adjustment, therefore, was made to periods prior to the closing date (April 17, 2008) for actions which have or may be taken upon completion of the acquisition, such as any of our integration plans.

The table below shows the calculation of unaudited pro forma information for the three months ended March 31, 2008:

		Pro forma adjustments
Three months ended March 31, 2008 (millions of U.S. dollars)	Thomson	Reuters	Other	Adjustment Note		Pro forma Thomson Reuters
Revenues	1,834	1,420	-	-		3,254
Cost of sales, selling, marketing, general and administrative expenses	(1,435)	(1,004)	1	a), b), c), d	)	(2,438)
Depreciation	(121)	(71)	(43)	c	)	(235)
Amortization	(62)	(10)	(57)	c	)	(129)
Operating profit	216	335	(99)			452

Basis of Presentation

The unaudited pro forma information for the three months ended March 31, 2008 was calculated in a manner consistent with the preparation of the unaudited pro forma information included in Appendix A of our management’s discussion and analysis for the year ended December 31, 2008. The underlying financial information of Thomson is included in the Thomson Reuters interim financial statements for the three months ended March 31, 2008. The underlying financial information of Reuters was compiled from its internal financial records. The acquisition was reflected with Thomson as the acquirer and Reuters as the acquired, assuming that the acquisition had been completed on January 1, 2007. No account has been taken of the trading activity or other transactions of Thomson Reuters for the period since March 31, 2008.

The pro forma information has been compiled in a manner consistent with the accounting policies previously adopted by Thomson, and which continue to apply to Thomson Reuters, since the acquisition of Reuters. These accounting polices differ in certain respects from those of Reuters. The adjustments made to reconcile Reuters financial information were consistent with those described in the reconciliations summarizing the material differences between IFRS and Canadian GAAP as applied by Thomson set out in note 7 (“Reconciliation to Canadian GAAP as applied by The Thomson Corporation”) in the unaudited pro forma financial statements in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007.

Pro Forma Adjustments

a)
Thomson and Reuters expensed integration planning and other transaction-related costs incurred prior to the acquisition closing. For purposes of the pro forma results, $106 million of these expenses incurred for the three months ended March 31, 2008 were reversed because the pro forma results have been prepared as if the acquisition had occurred on January 1, 2007, and these expenses would have been incurred prior to the closing date. Additionally, these expenses are non-recurring in nature and are not expected to have a continuing impact on the consolidated results.

b)
For the three months ended March 31, 2008, cost of sales, selling, marketing, general and administrative expenses were increased by $115 million to eliminate amortization related to past service costs and net actuarial gains and losses in connection with Reuters pension and other post-retirement benefit plans. These expenses were eliminated as retirement plan assets and obligations would have been reflected at their fair values on January 1, 2007.

c)	Amortization and depreciation

•
An adjustment of $57 million was recorded for the three months ended March 31, 2008 to reflect additional amortization attributable to the fair value increment allocated to identifiable intangible assets.

•
An adjustment of $43 million was recorded for the three months ended March 31, 2008 to reflect additional depreciation attributable to the fair value increment allocated to computer hardware and other property, and internal use software.

•
An adjustment of $3 million was recorded for the three months ended March 31, 2008 to decrease cost of sales, selling, marketing, general and administrative expenses to reflect amortization attributable to the fair value increment allocated to capitalized software to be sold externally.

d)
An adjustment of $7 million was recorded for the three months ended March 31, 2008 to decrease expense attributable to amortization of the fair value increment allocated to favorable and unfavorable leases and other operating assets.

Pro Forma Adjusted Earnings

The table below presents a reconciliation of pro forma underlying operating profit to pro forma adjusted earnings from continuing operations for the three months ended March 31, 2008.  In 2008, we calculated our pro forma adjusted earnings by deducting from pro forma underlying operating profit certain normally recurring items appearing below operating profit on the statement of earnings.  Additionally, we deducted costs associated with our integration program.

(millions of U.S. dollars, except as otherwise indicated and except per share data) Pro forma basis	Three months ended March 31, 2008 (1)
Underlying operating profit	576
Adjustments:
Integration program costs	(13)
Net interest expense (calculated as pro rata $450 million annualized)	(113)
Income taxes (calculated using an estimated effective tax rate of 25%)	(80)
Tradeweb ownership interests	(2)
Dividends declared on preference shares	(2)
Adjusted earnings from continuing operations	366
Adjusted earnings per share from continuing operations	$0.44

Weighted average common and ordinary shares (in millions)	838.6
(1)	This calculation has been restated to be comparable to our 2009 presentation of disposals.

Weighted average common and ordinary shares outstanding reflected the actual reported diluted weighted average common and ordinary shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed as part of the acquisition.

APPENDIX B

IFRS ADOPTION

The following is provided in connection with our expected adoption of IFRS in 2009.

Initial Elections Upon Adoption Set forth below are the IFRS 1 elections we expect to make to convert our Canadian GAAP results to IFRS.  References to our “Transition Date” below are to January 1, 2008.

IFRS Exemption Options

1.
Business combinations – IFRS 3, Business Combinations, may be applied retrospectively or prospectively. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. We will not elect to retrospectively apply IFRS 3 to business combinations that occurred prior to the Transition Date and such business combinations will not be restated. Any goodwill arising on such business combinations before the Transition Date will not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions except as required under IFRS 1. Further, we will not early adopt IFRS 3 Revised, and instead will adopt that standard upon its effective date which, for us, will be January 1, 2010.

2.
Fair value as deemed cost – IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical valuation under the prior GAAP. We will continue to apply the cost model for property, plant & equipment and will not restate property, plant & equipment to fair value under IFRS. We will use the historical bases under Canadian GAAP as deemed cost under IFRS at the Transition Date.

3.
Employee benefits – IAS 19, Employee Benefits, allows certain actuarial gains and losses to be either deferred and amortized, subject to certain provisions (corridor approach), or immediately recognized through equity. Retrospective application of the corridor approach for recognition of actuarial gains and losses in accordance with IAS 19 would require us to determine actuarial gains and losses from the date benefit plans were established. We will elect to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings for all of its employee benefit plans.

4.
Cumulative translation differences – Retrospective application of IFRS would require us to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or associate was formed or acquired.  IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date.  We will elect to reset all cumulative translation gains and losses to zero in opening retained earnings at the Transition Date.

5.
Share-based payments – IFRS 2, Share Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the Transition Date. We will elect to avail ourselves of the exemption provided under IFRS 1 and will apply IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by January 1, 2008. Further, we will apply IFRS 2 for all liabilities arising from share-based payment transactions that existed at January 1, 2008

6.
Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment – IFRS 1 allows for either the retroactive adoption or prospective adoption from the transition date of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities.  We will elect not to retrospectively recognize changes to liabilities under IFRIC 1, which may have occurred before the Transition Date.

7.
Borrowing Costs – IAS 23 (Revised 2007) requires an entity to capitalize the borrowing costs related to all the qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.  Early adoption is permitted. We elected not to early adopt this policy, thus borrowing costs related to the qualifying assets for which the commencement date is prior to January 1, 2009 are expensed, and those with commencement date subsequent to January 1, 2009 will be capitalized.

IFRS Mandatory Exceptions

1.
Hedge accounting – Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39 at that date.  Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of the Transition Date will be reflected in the our IFRS results.

2.
Estimates – Hindsight is not used to create or revise estimates. The estimates we previously made under Canadian GAAP cannot be revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Significant Changes in Accounting Policies upon Conversion to IFRS

In addition to the IFRS 1 elections, we expect to make changes in our accounting policies to be compliant with IFRS.  Our IFRS policies are expected to be consistent with the policies we applied in preparing the voluntary reconciliation reflected below. As such, the descriptions contained within the reconciliation are anticipated to be reflective of the changes we plan to make in our adoption of IFRS with the exception of certain immaterial changes to revenue recognition, as described below.

In reviewing IAS 18, Revenue, we have determined that certain changes will be made in the manner in which we recognize revenue in arrangements that have multiple deliverables.  We will also make changes for certain arrangements in which we had previously deferred revenue recognition until the completion of the contract. The aggregate impact of such changes is not significant to our operations or financial position and will have no impact on our cash flow.

Impact of Adoption on Our Organization

The conversion to IFRS will impact the way we present our financial results. We have obtained an understanding of IFRS from intensive training and preparation of reconciliations of historical Canadian GAAP financial statements to IFRS. Further, our accounting staff includes former Reuters employees who prepared financial statements under under IFRS for the past three years. At present, we are engaging in the process of communicating the changes required by IFRS to the relevant personnel in the organization, including those in subsidiary accounting functions, our shared service functions, other functional areas (such as real estate, human resources and business development) as well as management of our key subsidiaries.

We have evaluated the impact of the conversion on our accounting systems and have developed detailed plans on how the requisite systems will be updated for the periods affected. We expect that the systems changes will be made prior to our conversion to IFRS in the second quarter of 2009. We believe our internal and disclosure control processes, as currently designed, will not need significant modifications as a result of our conversion to IFRS.

We have assessed the impacts of adopting IFRS on our debt covenants and other contractual arrangements, and have not identified any material compliance issues. We are considering the impacts that the transition will have on our internal planning process and compensation arrangements.

Estimated Impact of adoption on First Quarter 2009 and 2008 Results

We are finalizing the impact of adoption on our results for the first quarter of 2009 and for each quarter of 2008 based on the IFRS 1 elections and policy changes discussed above. The voluntary reconciliation of Canadian GAAP to IFRS shown below provides an estimate of the impact IFRS will have on equity and earnings as of and for three months ended March 31, 2009 and 2008, respectively.

The IFRS amounts as presented in the voluntary reconciliation will be substantially the same as those that will be presented once we have formally adopted IFRS. There will be certain differences primarily due to the use of different transition dates, as well as minor adjustments related to revenue recognition policies described above. The voluntary reconciliation was prepared using a transition date of January 1, 2004 while the transition date for purposes of adopting IFRS will be January 1, 2008.  This change will generally impact the amounts related to share based payments, employee benefits, business combinations, financial instruments and currency translation adjustments.

In addition to changes in earnings and equity, there are other changes that we will make with respect to the classification of certain income statement and balance sheet accounts.

Voluntary Reconciliation from Canadian GAAP to IFRS

In accordance with our commitment to the United Kingdom Listing Authority, we have provided a reconciliation of shareholders’ equity and net earnings from Canadian GAAP to IFRS as of and for the three months ended March 31, 2009 and 2008, respectively. While this reconciliation does not represent our official adoption of IFRS, it provides an indication of the major differences identified to date, relative to our historical financial statements.

In preparing the voluntary reconciliation, we applied the principles and elections of IFRS 1, with a transition date of January 1, 2004, consistent with those assumed in our Business Acquisition Report dated May 15, 2008 and also, consistent with the elections made regarding the optional exemptions under IFRS 1.

	Three months ended March 31,
(in millions of US dollars, except per share amounts)	2009	2008
Net earnings under Canadian GAAP	228	194
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	(1)	-
Employee benefits	(4)	5
Stock-based compensation	(7)	(13)
Derivative instruments and hedging activities	(1)	(2)
Cumulative translation adjustment	(4)	-
Minority interest in equity of consolidated subsidiary	4	2
Income taxes	(13)	(5)
Net earnings under IFRS	202	181
Basic earnings per share	$0.24	$0.28
Diluted earnings per share	$0.24	$0.28

	As at March 31,
(in millions of US dollars)	2009	2008
Shareholders’ equity under Canadian GAAP	19,604	13,740
Differences increasing (decreasing) reported shareholders’ equity:
Business combinations	(1,065)	(42)
Employee benefits	(708)	(351)
Stock-based compensation	(62)	(35)
Impairments	1	-
Derivative instruments and hedging activities	(5)	(4)
Minority interest in equity of consolidated subsidiary	78	68
Sale of minority interest in a consolidated subsidiary	96	96
Income taxes	226	50
Shareholders’ equity under IFRS	18,165	13,522

The following describes the differences presented in the reconciliation of net earnings and shareholders’ equity.

1.      Business Combinations

Acquisition Cost
Canadian GAAP — Shares issued as consideration are measured at their market price a few days before and after the date the parties reach an agreement on the purchase price and proposed transaction is announced.

IFRS — Shares issued as consideration are measured at their market price on the acquisition closing date.

Contingent Consideration
Canadian GAAP — Contingent consideration is recognized as part of the cost of an acquisition, but only at the point when the amount can be reasonably estimated and the outcome is determined beyond reasonable doubt.

IFRS — Contingent consideration is recognized as part of the cost of an acquisition at the date of acquisition, if it is probable that the contingency will be met and the amount can be reliably measured at fair value. Changes to the initial amount recorded are recognized through earnings and discounts on future cash payments are accreted through interest expense.

Acquisition Related Costs
Canadian GAAP — Costs of the acquirer such as (1) exiting an activity, (2) involuntarily terminating an employee, or (3) relocating employees of an acquired company are recognized as part of the cost of an acquisition.

IFRS — These costs are expensed, unless they are part of an existing restructuring by the acquiree, in which case they may be recognized as part of the cost of an acquisition.

Adjustments to provisional purchase price allocation
Canadian GAAP — Adjustments related to the finalization of initial purchase price allocations are changes in accounting estimates and accounted for prospectively from the period in which the purchase price allocation was finalized.

IFRS — Adjustments related to the finalization of initial purchase price allocations are applied retrospectively, as if they occurred on the acquisition date. Accordingly, prior period amounts are restated to reflect the final purchase price allocation, including any changes in amortization that become necessary for prior periods based on the final allocations.

2.      Employee Benefits

Measurement Date
Canadian GAAP — The measurement date of defined benefit obligations and plan assets may be up to three months prior to the date of the financial statements.

IFRS — The measurement date generally coincides with the date of the financial statements, because the measurement date must not result in a materially different outcome than if the balance sheet date had been used.

Past Service Cost
Canadian GAAP — Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees expected to benefit from the amendment.

IFRS — These costs are amortized on a straight-line basis over the average period until the benefits become vested. To the extent that the amended benefits are already vested, past service costs are recognized immediately.

Actuarial Gains and Losses
Canadian GAAP — Actuarial gains and losses are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach. Unrecognized actuarial gains and losses below the corridor are deferred.

IFRS — We have elected an accounting policy of recognizing actuarial gains and losses immediately through equity.

Fair value of Plan Assets
Canadian GAAP — A market-related fair value is used for purposes of calculating expected returns on plan assets with changes in the fair value of plan assets recognized over a five-year period.

IFRS — Plan assets are measured at fair value and fair value is used to determine the expected return on plan assets.

3.     Stock-based Compensation

Recognition of expense
Canadian GAAP — The fair value of a stock-based award with graded vesting is recognized on a straight-line basis over the vesting period.

IFRS — Each tranche of an award is considered a separate grant with a different vesting date and fair value, and each is accounted for separately.

Forfeitures
Canadian GAAP — Forfeitures of awards may be recognized as they occur.

IFRS — Forfeiture estimates are recognized in the current period and revised for actual experience in subsequent periods.

Cash-settled share-based payments
Canadian GAAP — The liability for cash-settled share-based payments is accrued based upon the intrinsic value of the award.

IFRS — The liability for cash-settled share-based awards is measured at the fair value of vested awards using an option pricing model. Changes in fair value are recognized in the period of change until the liability is settled.

Measurement of deferred tax assets
Canadian GAAP — Deferred tax assets for share-based awards are based upon the cumulative amount of compensation cost recognized.

IFRS — Deferred tax assets for share-based awards are based upon the estimated tax deduction, which is generally the intrinsic value of the vested award at the balance sheet date. If the estimated deduction exceeds the cumulative compensation expense, the excess is recognized in equity. If no tax deduction is anticipated because the fair value of the shares has declined, then the deferred tax asset is reversed to earnings or equity as appropriate, depending on how the asset was originally recorded.

Employer Taxes
Canadian GAAP — Employer taxes on share-based compensation are recognized upon exercise of the instrument.

IFRS — Employer taxes on share-based compensation are recognized over the vesting period based upon the fair value of the awards at each balance sheet date.

4.      Impairments

Assets Held for Sale
Canadian GAAP — Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell, where the carrying amount for purposes of determining impairment includes cumulative translation adjustments.

IFRS — Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell, where the carrying amount excludes cumulative translation adjustments. Upon sale of the assets, the amount of the cumulative translation adjustment is included in the determination of the gain or loss on sale.

5.     Financial Instruments

Hedge accounting
Canadian GAAP — Effectiveness for compound derivative instruments that hedge currency and interest rate risk is assumed provided the critical terms of the derivative instrument are consistent with the hedged instrument.

IFRS — Effectiveness for compound derivative instruments must be assessed retrospectively and prospectively each reporting period As a result, certain hedge relationships had to be prospectively discontinued as of the transition date of adoption of IAS 32 and IAS 39.

6.	Cumulative Translation Adjustment

Under both Canadian GAAP and IFRS, foreign currency gains or losses on intercompany loans that are deemed to be part of a net investment in a subsidiary are reflected within cumulative translation adjustment (CTA) in shareholders’ equity. Upon repayment of such loans, any related deferred foreign currency gain or loss is reclassified from CTA into earnings. However, these amounts will differ due to the IFRS 1 election to reset the CTA balance to zero at transition date.

7.	Minority Interest

Canadian GAAP — Minority interest in the equity of a consolidated subsidiary is classified as a separate balance sheet component between liabilities and equity.  Minority interest in the profit or loss of a consolidated subsidiary is presented as a component of earnings.

IFRS — Minority interest in equity of a consolidated subsidiary is classified as a component of equity but separate from the equity of the parent. Minority interest in the profit or loss of a consolidated affiliate is presented as an allocation of earnings.

8.	Sale of Minority Interest in a Consolidated Subsidiary

Canadian GAAP — Gains associated with the sale of certain equity interests are deferred until the fair value of all related future performance obligations can be reliably measured.

IFRS — IFRS provides greater flexibility in the determination of fair value and allocation of consideration to multiple elements resulting in the ability to measure and recognize the gain on sale related to the sale of a minority interest. We elected a policy in which transactions with minority shareholders are considered transactions with an equity participant.  Accordingly, gains are recognized in equity.

9.	Income Taxes

Intercompany transactions
Canadian GAAP — The recognition of deferred tax for a temporary difference arising from intercompany transactions is prohibited. Further, taxes paid or recovered as a result of an intercompany asset transfer are recorded as an asset or liability and recognized as tax expense when the asset leaves the group or is otherwise utilized.

IFRS — Deferred taxes are recognized for temporary differences arising from intercompany transactions. Taxes paid or recovered as a result of an intercompany asset transfer are recognized in the period incurred.

Business Combinations: Deferred tax assets not previously recognized
Canadian GAAP — Previously unrecognized income tax assets of an acquired company are recognized as part of the cost of the acquisition when such assets are more likely than not to be realized as a result of a business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, such benefit will also be recognized through goodwill. The acquirer recognizes its own tax benefits which become realizable as a result of the acquisition as part of the cost of the acquisition.

IFRS — Previously unrecognized income tax assets of an acquired company are recognized as part of the cost of the acquisition if realization is more likely than not as a result of the business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, the tax benefit is recognized through earnings, and a corresponding amount of goodwill is recognized as an operating expense. The acquirer’s tax benefits which become realizable as a result of the acquisition are recognized through earnings.

Accounting for uncertainty in income tax positions
Canadian GAAP — The amount of reserves established for uncertain tax positions is determined by reference to a two step process involving the determination of whether it is more-likely-than not that an uncertain tax position will be sustained upon examination.  Where it is determined that the position meets the more-likely-than-not criteria, the amount of benefit is measured using the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

IFRS — The measurement of the benefit is based on a qualitative assessment of all factors to determine a best estimate of the ultimate amount of benefit that will be realized.

Accounting for uncertainty in income taxes in business combinations
Canadian GAAP — Changes to income tax contingencies relating to pre-acquisition periods are adjusted through the purchase price allocation, first reducing goodwill, intangible assets associated with the business combination, and only after exhausting those amounts, reducing income tax expense.

IFRS — Changes to pre-acquisition tax uncertainties beyond 12 months of the acquisition date are recorded to the income statement.

Income tax effect of other reconciling differences between Canadian GAAP and IFRS
Differences from income taxes include the deferred tax effect on earnings of pre-tax differences between Canadian GAAP and IFRS described above.

APPENDIX C

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of quarterly consolidated operating results for Thomson Reuters:

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2009	2008	2008	2007	2008	2007	2008	2007

Revenues	3,124	1,834	3,128	1,805	3,333	1,796	3,412	2,033
Operating profit	374	216	295	352	493	310	689	410
Earnings from continuing operations	224	193	179	262	392	314	641	311
Discontinued operations, net of tax	4	1	(6)	115	(11)	2,655	16	123
Net earnings	228	194	173	377	381	2,969	657	434
Dividends declared on preference shares	(1)	(2)	(1)	(2)	(1)	(1)	(1)	(2)
Earnings attributable to common and ordinary shares	227	192	172	375	380	2,968	656	432

Basic earnings per share
From continuing operations	$0.27	$0.30	$0.22	$0.41	$0.47	$0.49	$0.77	$0.48
From discontinued operations	0.00	0.00	(0.00)	0.18	(0.01)	4.14	0.02	0.19
	$0.27	$0.30	$0.22	$0.59	$0.46	$4.63	$0.79	$0.67

Diluted earnings per share
From continuing operations	$0.27	$0.30	$0.22	$0.40	$0.47	$0.49	$0.77	$0.48
From discontinued operations	0.00	0.00	(0.00)	0.18	(0.01)	4.12	0.02	0.19
	$0.27	$0.30	$0.22	$0.58	$0.46	$4.61	$0.79	$0.67

Prior to the acquisition of Reuters, our revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Our operating margins historically increased as the year progressed.  For these reasons, performance was not comparable quarter to consecutive quarter and was best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, and because we disposed of our former Learning business in 2007, which was a highly seasonal business, the seasonality of our revenues and operating profits is now less pronounced.

Results for Reuters are included in our consolidated financial statements as of April 17, 2008, the closing date of the acquisition, and reflect the continuing costs of our integration program thereafter.  All quarters ended prior to and including the quarter ended March 31, 2008 reflect the results of Thomson only.

In the quarter ended June 30, 2008, operating profit and earnings from continuing operations reflected an impairment on assets held for sale.  In the quarter ended March 31, 2008, operating profit and earnings reflected expenses associated with the Reuters transaction.  In the quarter ended September 30, 2007, earnings from discontinued operations reflected a gain on the sale of Thomson Learning’s higher education, careers and library reference businesses.